SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                  Commission File Number 0-12633

                           NOTIFICATION OF LATE FILING

Check one:
[X]  Form 10-K and Form 10-KSB
[ ]  Form 11-K
[ ]  Form 20-F
[ ]  Form 10-Q
[ ]  Form N-SAR

For Period Ended:   DECEMBER 31, 1997

[ ] Transition Report on Form 10-K     [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 10-Q     [ ] Transition Report on Form N-SAR

                       [ ] Transition Report on Form 11-K

For the Transition Period Ended:

     READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the information relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I. REGISTRANT INFORMATION

Full name of registrant:        TEXOIL, INC.

Former name if applicable:

           Address of principal executive office (STREET AND NUMBER):
                      110 CYPRESS STATION DRIVE, SUITE 220

                 City, State and Zip Code: HOUSTON, TEXAS 77090

                        PART II. RULE 12B-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition portion thereof could not be filed within the prescribed time period. (Attach extra sheets if necessary.)

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     Response: On December 31, 1997, the registrant acquired Clifford Oil and
Gas Corp., a privately-held independent oil and gas company by the merger of Cliffwood and a wholly-owned subsidiary of the registrant (the "Cliffwood Merger"). As a result of the Cliffwood Merger, (i) a majority of the members of the registrant's Board of Directors has been replaced, (ii) every executive officer and key employee of the registrant has been replaced, (iii) the property holdings of the registrant have increased substantially (iv) the registrant's business strategy has changed substantially; and (v) the Cliffwood Merger will be accounted for as a "reverse acquisition" using the purchase method of accounting. Under this accounting method, the registrant's financial statements will be comprehensively restated to reflect Cliffwood as the acquiring entity for financial accounting purposes and the accounting treatment will be the reverse of normal purchase accounting. As a result, the historical statements of the registrant for periods prior to the Cliffwood Merger will be revised to become those of Cliffwood (not the registrant's), and the capital structure of Cliffwood will have to be retroactively restated to reflect the registrant's capital structure. Accordingly, the Cliffwood Merger has so profoundly changed financial statements, properties, business and personnel of the registrant that in order for the registrant's current management and limited financial and accounting personnel to obtain, complete and verify the information and disclosure for the registrants Form 10-KSB, the registrant would have to exert unreasonable effort and incur unreasonable expense to file the report within the prescribed time period.

                           PART IV. OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

         FRANK A. LODZINSKI                      (281) 537-9920
              (Name)                        (Area code)(Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                               [X| Yes     [ ] No

     (3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               [X] Yes     [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Response: Due to the restatement of the registrant's financial statements required by "reverse acquisition" purchase accounting, the registrant's statements of operations for the years ended December 31, 1996 and 1997 will become those of Cliffwood and the registrant's results of operations will be included with Cliffwood's results of operations from and after December 31, 1997. The registrant currently estimates that the restatement of its results of operations for the year ended December 31, 1996, will reflect Cliffwood's earnings of approximately $368,000 as opposed to the registrant's previously reported loss of approximately $2.3 million. For the year ended December 31, 1997, the registrant estimates that the restatement of its financial statements for the Cliffwood Merger will reflect earnings of approximately $638,000, as opposed to an estimated loss by the registrant of approximately $5.6 million prior to restatement. The actual earnings or loss to reported by the registrant after completion of its restated financial statements may vary substantially from these estimates depending upon an audit adjustments determined to be necessary in the course of dev/eloping such financial statements.

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                                  TEXOIL, INC.
                (Name of registrant as specified in its charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: MARCH 23, 1998                       By: /s/ FRANK A. LODZINSKI
                                           Frank A. Lodzinski,
                                           President and Chief Executive Officer

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